FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 13, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated March 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: March 13, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

PRESS RELEASE
New York and Stockholm – 13 March, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

PURCHASE OF PARTNERS’ SHAREHOLDINGS IN JOINT VENTURES

New York and Stockholm – 13, March, 2009 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that it has purchased the remaining shares in two joint ventures, Navega in Central America and its business in Chad, for a proportional total of $60 million.

Millicom’s joint venture Comcel in Guatemala now owns 100% of Navega and this business fully controls the fiber optic backbone rings for Millicom’s mobile businesses in Guatemala, Honduras and El Salvador. Comcel will finance the acquisition locally in Guatemala.

Mario Zanotti, Chief Officer Latin America, commented, “Comcel and its partners created Navega in 2000 to provide our mobile businesses in Central America with fiber optic rings for backhaul and to provide access to submarine cables and the internet “cloud”. By taking full control of the Navega business, Millicom will be able to ensure the quality and the timely availability for backbone transmission capacity for its three mobile businesses to benefit our end customer. This transaction will also benefit us by supporting the growing demand for access to the Internet as we expand our 3G broadband services”.

Millicom has also reached agreement on the purchase of the remaining 12.5% in its joint venture in Chad. This business had 541,000 subscribers at Q4, 2008 and is today the number two operator in Chad with a 45% market share in a country with a mobile penetration of only 12% but a population of 10 million.

Mikael Grahne, Chief Executive, commented: “I am pleased that we have finalized these two purchases which we have been working on for some time. We continue to buy out the shareholdings of our partners in our operations when it brings incremental value to our own shareholders to do so.”

Mikael Grahne
President and Chief Executive Officer

Francois-Xavier Roger
Chief Financial Officer

Millicom International Cellular S.A., Luxembourg

Andrew Best
Investor Relations
Shared Value Ltd, London

Telephone: +44 7798 576 378 / +44 20 73215010
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.